FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 1, 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

On September 1, 2004, Bookham Technology plc (the “Company”) issued a press release announcing that Robert Rickman and Winston Fu had informed the Company that they did not intend to serve on the board or directors of Bookham, Inc. following the completion of the Company’s proposed reincorporation in the United States, which is to be effected by a scheme of arrangement to establish the Company as a wholly-owned subsidiary of Bookham, Inc. (the “Scheme”).  The Company also announced that David Simpson, a former member of the board of directors of the Company, had been invited to join the board of directors of Bookham, Inc. on completion of the Scheme.  A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1                           Press Release issued on August 19, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: September 9, 2004	By:	/s/ Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Press Release issued on August 19, 2004.